

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

Via E-mail
Eugene Seymour, M.D.
Chief Executive Officer and
Interim Chief Financial Officer and Director
Nanoviricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

    Re: Nanoviricides, Inc.
                Form 10-K for the Fiscal Year Ended June 30, 2011
                Filed October 13, 2011
                File No. 000-52318

Dear Dr. Seymour:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Joel Parker

                      Joel Parker
                      Accounting Branch Chief